Filed by Legato Merger Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp. II

(Commission File No. 001-41090)

The following is the transcript from the investor conference call held to discuss the proposed merger between Legato Merger Corp. II and Southland Holdings, LLC.

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Operator’s opening script:

“Good morning and welcome to the Legato Merger Corp. II, Southland Holdings Conference Call. All participants will be in listen-only mode.

Before we begin, I’d like to remind everyone that certain statements made during this call may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and it is our intent that any such statements be protected by the safe harbor created thereby. Except for historical information, the matters set forth herein, including, but not limited to any statements of belief or intent and any statements concerning financial projections, our plans, strategies and objectives for future operations are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and assumptions, and are subject to certain risks and uncertainties.

Although we believe that the expectations, estimates and assumptions reflected in our forward-looking statements are reasonable, the actual results could differ materially from those projected or assumed in any of our forward-looking statements. We do not intend and undertake no obligation to update any forward-looking statements.

I will draw your attention to Slides 2, 3 and 4 of the investor presentation, which provide additional safe harbor information.

I would now like to turn the conference over to Legato Merger Corp II’s Chairman, Brian Pratt. Please go ahead.”

Opening Remarks – Brian Pratt

Good morning, I am Brian Pratt, a 50 year veteran of the E&C business and the Chairman of the Board of Directors of Legato Merger Corp. II. Joining me on this call are Greg Monahan, Chief Executive Officer of Legato II, Frank Renda, Southland's Chief Executive Officer and Cody Gallarda, Southland’s Chief Financial Officer. We are excited to announce the proposed combination of Southland Holdings and Legato Merger Corp. II in a transaction that implies a pro forma enterprise value of $810 million at closing.

Legato II completed its initial public offering in November 2021. Our founding and intent is to facilitate a merger partner in the E&C, Infrastructure, Industrial or Renewables industries. Our goal was to find a company that would be well positioned to capitalize on the significant North American infrastructure spending that we anticipate for the foreseeable future. Legato II’s management team has successfully closed 6 previous SPAC transactions in the space, dating back to 2004 and our management team has extensive experience investing in, managing, and serving on the Boards of, North American companies.

In short, in an environment where the American Society of Civil Engineers is estimating there to be $13 trillion of spending across various infrastructure areas by 2039, we feel Southland is a great company with the potential for significant growth and the ability to generate returns well in excess of its cost of capital. Southland is a leading provider of specialized infrastructure construction services across North America including bridges, tunneling, transportation and facilities, marine, steel structures, water and sewer treatment, and water pipelines. Assuming there are no redemptions from Legato’s public stockholders, the approximately $220 million of cash from our trust that will be available to be used by Southland will help to bolster the company’s balance sheet and provide resources to facilitate internal and acquisitive growth. With that, I would like to turn the call over to Greg Monahan, Legato II’s Chief Executive Officer to discuss the transaction in more detail.

Remarks – Greg Monahan

Thank you, Brian. The pro forma combined company is valued at 5.6x calendar year 2022 adjusted EBITDA if it hits its bonus adjusted EBITDA earnout targets of $145 million in 2022 and $165 million in 2023. If Southland hits its base adjusted EBITDA earnout targets of $125 million in 2022 and $145 million in 2023, the pro forma combined company is valued at 6.2x calendar year 2022 adjusted EBITDA. As consideration for the transaction, the current owners of Southland will receive a combination of cash and stock valued at $498 million, inclusive of contingent consideration. The transaction is expected to provide Southland with $220 million of cash to the balance sheet (without taking into account any redemption of Legato public shares), and implies a pro forma enterprise value of $810 million, inclusive of contingent consideration. At closing, Southland’s existing holders will receive $343 million of Legato II common stock and $50 million in cash. In addition, Southland’s existing holders may receive an additional 10.3 million shares of Legato II common stock valued at $105 million contingent upon achievement of specified Adjusted EBITDA targets for calendar years 2022 and 2023. As a result, the current Southland shareholders will retain ownership of approximately 55% of the combined company if all the contingent consideration targets are met.

The contingent consideration targets have been put in place to align everyone’s interests and show Southland’s confidence in attaining the projected 2022 and 2023 EBITDA results. The contingent consideration is divided into several payments for 2022 and 2023. If Southland achieves $125 million of adjusted EBITDA in 2022 the current owners would receive 3.45 million shares of Legato II common stock and if Southland achieves greater than $145 million of adjusted EBITDA in 2022, the current owners will receive 1.72 million bonus shares. Additionally, if Southland achieves $145 million of adjusted EBITDA in 2023 the current owners will receive 3.45 million shares of Legato II common stock and if Southland achieves greater than $165 million of adjusted EBITDA in 2023, the current owners will receive 1.72 million bonus shares.

On Slide 8 of our investor presentation, we have highlighted several reasons that we were attracted to Southland as a merger partner. To elaborate on what Brian said earlier, infrastructure spending over the next 17 plus years is expected to accelerate and Southland is positioned to benefit from this increase in spending. Southland is a top tier engineering and construction services company and is a leader in the many end markets it serves, including bridges, tunneling, transportation and facilities, marine, steel structures, water and sewer treatment, and water pipelines. Southland is positioned to benefit from strong industry tailwinds. It has a strong executive management team who has significant experience in building and operating E&C companies and has a history of successful acquisitions and integrations. Southland has a diverse set of federal, state, local and private customers, many of which are recurring customers.

On slide 11, we have illustrated what we believe is the very compelling value proposition presented by this transaction. Southland’s multiple of 5.6x 2022 bonus Adjusted EBITDA is a discount of approximately 36% compared to the average of its peers, while its multiple of 6.2x 2022 base Adjusted EBITDA, represents a discount of approximately 28% compared to the average of its peers.

On slide 12, you will see that Southland’s multiple is 4.9x its 2023 bonus Adjusted EBITDA, a discount of approximately 33% compared the average of its peers, while its multiple of 5.3x 2023 base Adjusted EBITDA represents a discount of approximately 27% compared to an average of its peers.

We believe that the management team of Southland has done a wonderful job building this company into a premier infrastructure construction services company that is positioned to take advantage of the current and anticipated environment for copious infrastructure spending in the years to come. With that, I am pleased to introduce Southland’s CEO, Frank Renda, who will provide you with a brief history of Southland and his vision for the future of Southland.

Southland Remarks – Frank Renda

Thank you, Greg. I am Frank Renda, Chief Executive Officer of Southland Holdings. I have been in my position as CEO for over 20 years. We are extremely pleased with this transaction and the opportunity to collaborate with the Legato team in outlining the very exciting future for Southland and opportunity to invest in one of the most iconic American infrastructure companies. As Greg spoke to earlier, we are a dynamic and diverse leading provider of specialized infrastructure construction and engineering across North America with worldwide experience. Our current backlog is well in excess of $2B and we are excited for the pipeline of infrastructure spending that is anticipated over the decades to come. Southland is the parent company of six operating groups that have a wide breadth of experience, dating back to as early as 1900. The end markets our groups serve include bridges, tunneling, transportation and facilities, marine, steel structures, water and sewer treatment, and water pipelines. Over the past century we have constructed some of the most impressive infrastructure projects throughout the world. Our family of companies have built some of this country’s iconic structures, including the original Yankee Stadium, Empire State Building, Sears Tower, and San Francisco Oakland Bay Bridge. We have deep-rooted expertise and have often worked on original and updated versions of structures. For instance, in 1955, we completed construction of the original Tappan Zee Bridge and over 60 years later, in 2018, we completed construction of the new Tappan Zee, or Mario Cuomo Bridge. As our world evolves, we continue to stay on the forefront of the E&C industry. We recently completed Suntrax Connected, which is an automated vehicle test facility and is dedicated to research, development, and testing of emerging transportation technologies. Each of the market segments we serve have a strong resume of successful projects. We are proud of our rich history and extremely excited for the future.

The proposed transaction is a great milestone for Southland and would give public investors the opportunity be part of an iconic company with significant growth potential. The transaction would give our management team the resources necessary to optimize our balance sheet so we can continue to hit our sustainable growth targets. As a result of this transaction, we plan to continue to invest in and reinforce our core businesses. We also plan to use the capital to fund potential future acquisitions.

If you refer to page 16 on the investor presentation, you can see the history of Southland’s current operating groups. This timeline demonstrates the resilience of the operating groups that make up the Southland family, dating back to 1900. It also demonstrates our management teams’ ability to successfully acquire and integrate companies into the Southland family. Most recently, we are pleased with the strategic acquisition of American Bridge Company, and its natural fit into the Southland ecosystem. The American Bridge acquisition complements, and benefits from, the existing synergies of our operating groups. We hope to use the capital from this transaction to continue to add to this timeline both organically, and through potential future acquisitions that will be accretive to our business.

Turning to page 17, you will see our current executive management team. We have many decades of technical industry experience. We are committed to using our industry knowledge and experience to continue to significantly grow the business.

I would like to take some time to describe our capabilities in more depth. On page 18, we will walk through our Civil segment. On the left side of the page, you can see our capabilities within the civil segment, including water pipeline construction, water and wastewater treatment plants, and tunneling, to name a few. We have constructed over 12 million linear feet of large diameter water pipeline, moving enough water to fill the Great Lakes 400 times over. We are currently completing what is approximated to be the largest wastewater outfall in Canada. We are also constructing the Brunswick County water treatment plant in North Carolina. Additionally, we are excited about our partnership with the City of El Paso to help provide utility contracting in their growing city. We are currently building the Druid & Ashburton drinking water facilities in Baltimore, Maryland. We also currently own and operate the largest hard rock tunnel boring machine in the US, which is 38 feet in diameter and currently tunnelling underneath Dallas, TX to provide needed drainage relief to help mitigate a major flooding issue in for the city.

Moving on to page 19, you will see our Transportation segment capabilities which includes bridges, roadways, marine, and specialty structures. We have built more than 20,000 bridges and structures across the world, including iconic bridges like the Sunshine Skyway Bridge, Verrazano-Narrows Bridge, Queensferry Crossing in Scotland, and the Three Sisters Bridges in Pittsburgh, Pennsylvania. We have constructed more than 9,000 lane miles of highways in the United States and have built notable complex structures and facilities, including the New Orleans Superdome and Petco Park. We have great expertise and will continue to build great things in these areas.

On page 20, you will see our customer base. We have a diverse and mostly recurring customer base of federal, state, local, city and other municipal agencies, as well as private companies.

On page 21, you will see our peer group. We are privileged to be well positioned in numerous segments of the engineering and construction industry. Southland provides a wide range of services and can execute complex projects. We often pursue projects where there are a limited number of potential bidders, or technical requirements that require the unique capabilities of our operating groups.

Flipping to page 23, you can see an equipment fleet overview. Our fleet consists of more than 3,500 active pieces of equipment with a total fair market value of more than 300 million dollars. Owning and maintaining an efficient equipment fleet is vital for us to successfully complete projects. Particularly in today’s environment, balancing the need between access to the necessary equipment, and maintaining high utilization rates contributes to our competitive advantages. Much of Southland’s equipment base can be used on projects across a range of our services, which gives us the optionality to shift its project mix without incurring additional costs.

Next, I would like to talk through the current state of America’s Infrastructure on page 25. America’s Infrastructure was given a C- on the American Society of Civil Engineers’ 2021 Infrastructure Report Card. On this page you can see some of the specific infrastructure areas’ grading. Every two minutes there is a water main break, and an estimated 6 billion gallons of water lost each day in the U.S. There are also more than 617,000 bridges across the United States. Currently, 42% of all bridges are at least 50 years old, and 7.5% of the nation’s bridges, are considered structurally deficient, meaning they are in “poor” condition.

As Brian alluded to earlier, between now and 2039 the American Society of Civil Engineers estimates that nearly $13 trillion dollars is needed across the 11 infrastructure areas listed on page 26. The ASCE estimates that $4.59 trillion dollars of this investment is required by 2025.

Overall, we are in a great position to capitalize on the spending needed for the country to fix and replace a significant amount the current infrastructure. In late 2021, Congress passed the Infrastructure Investment and Jobs Act which will provide $1.2 trillion dollars to help in the effort to build a better American infrastructure. We expect this money to start funneling down to our federal, state, and local customers over the course of the next few years. The demand for the services we provide is higher than ever and we are excited to be on the forefront of the coming wave of infrastructure work.

We are also seeing numerous private companies bringing operations, including manufacturing back to the United States. The infrastructure development related to recent onshoring trends presents attractive opportunity for Southland to facilitate the necessary infrastructure components for large facility development, including transportation, bridges, water and sewer, and other areas our operating groups serve.

With that I would like to turn to Cody for a Financial Overview of Southland.

Southland Remarks – Cody Gallarda

Thank you, Frank. My name is Cody Gallarda, Chief Financial Officer of Southland. If you refer to page 28 of the investor presentation, you can see Southland’s historical financial performance. As demonstrated in the chart, we have seen tremendous growth for our company, over the last decade. Our sustained revenue growth has increased from approximately $349 million in 2013 to nearly $1.3 billion in 2021. Over the past five years, our revenue has grown at a compounded annual growth rate of 22%. Similarly, our EBITDA has grown at a compounded annual growth rate of 17% during that same period. This growth demonstrates the resilience of our company, even during a global pandemic and challenging environment.

We continue to bid and be awarded new projects. If you refer to page 29, you can see our strong and growing backlog. We hope to use this transaction to continue the strong path that we are on and see similar growth for years to come. I’ll turn it back to Greg for closing remarks.

Wrap Up – Greg Monahan

In closing, I just want to quickly recap some of the factors that make Legato II’s management and Board so excited about this transaction. First and foremost, we believe that this transaction represents a great value for our shareholders as this structure results in an EV to EBITDA multiple that is well below those of the comparable publicly traded companies.

In addition, we believe Southland has a well-crafted business plan and a visionary management team that has done an excellent job of positioning the company for success. We think the engineering and construction industry and specifically the sectors in which Southland operates are poised for significant growth with benefits from the infrastructure bill enacted last year to address aging infrastructure in the United States.

Operator Closing the call:

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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